SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) and AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                             (Amendment No. ____)(1)

                        CROWN CASTLE INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228227104
                               -----------------
                                 (CUSIP Number)

               Cellco Partnership, a Delaware general partnership
                     doing business as Bell Atlantic Mobile
                           180 Washington Valley Road
                              Bedminster, NJ 07921

                                 with a copy to:

                             P. Alan Bulliner, Esq.
                Vice President - Corporate Secretary and Counsel
                            Bell Atlantic Corporation
                           1095 Avenue of the Americas
                               New York, NY 10036
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 228227104                                                 Page 2 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cellco Partnership, a Delaware general partnership doing
            business as Bell Atlantic Mobile
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
 NUMBER                            0 shares

 OF SHARES            ----------------------------------------------------------
                      8      SHARED VOTING POWER
 BENEFICIALLY                      15,597,783 shares

 OWNED                ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
 BY EACH                           0 shares

 REPORTING            ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
 PERSON WITH                       15,597,783 shares
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,597,783 shares
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.4%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 228227104                                                 Page 3 of 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bell Atlantic Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
           OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
 NUMBER                            0 shares

 OF SHARES            ----------------------------------------------------------
                      8      SHARED VOTING POWER
 BENEFICIALLY                      15,597,783 shares

 OWNED                ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
 BY EACH                           0 shares

 REPORTING            ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
 PERSON WITH                       15,597,783 shares
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           15,597,783 shares
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.4%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Cusip No. 228227104                                                 Page 4 of 7


Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 510 Bering Drive, Suite 500, Houston, Texas 77057.

Item 2. Identity and Background.

     This Statement is being filed by Cellco Partnership, a Delaware general partnership doing business as Bell Atlantic Mobile ("BAM"), and Bell Atlantic Corporation, a Delaware corporation ("BAC"). The general partners of BAM are (i) Bell Atlantic Mobile, Inc., a Delaware corporation, (ii) Bell Atlantic Cellular Holdings, L.P., a Delaware limited partnership and (iii) NYNEX PCS Inc., a Delaware corporation. BAC is the indirect parent corporation of Bell Atlantic Mobile, Inc., Bell Atlantic Cellular Holdings, L.P. and NYNEX PCS Inc.

     The principal business address of BAM is 180 Washington Valley Road, Bedminster, New Jersey 17921. Its principal business is providing wireless communications services to customers in the Northeast, mid-Atlantic, and, through an independent subsidiary, Southeast and Southwest portions of the United States. BAM is the chief wireless subsidiary of BAC.

     The principal business address of Bell Atlantic Mobile, Inc. is 180 Washington Valley Road, Bedminster, New Jersey 07921. Its principal business is holding an interest in, and acting as managing general partner of, Cellco Partnership. The directors and officers of Bell Atlantic Mobile, Inc. are set forth on Schedule I hereto, which schedule lists for each such person his or her name, business address (or residence address where indicated), present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, and which are incorporated herein by reference. Bell Atlantic Mobile, Inc. is an indirect subsidiary of BAC.

     The principal business address of Bell Atlantic Cellular Holdings, L.P. is 1717 Arch Street, Philadelphia, Pennsylvania 19103. Its principal business is holding partial ownership of Cellco Partnership. The general partner of Bell Atlantic Cellular Holdings L.P. is Metro Mobile CTS of Charlotte, Inc. The directors and officers of Metro Mobile CTS of Charlotte, Inc. are set forth on
Schedule II hereto, which schedule lists for each such person his or her name, business address (or resident address where indicated), present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, and which are incorporated herein by reference

     The principal business address of NYNEX PCS Inc. is 1095 Avenue of the Americas, New York, New York 10036. Its principal business is holding partial ownership of Cellco Partnership. The directors and officers of NYNEX PCS Inc. are set forth on Schedule III hereto, which schedule lists for each such person his or her name, business address (or residence address where indicated), present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, and which are incorporated herein by reference. NYNEX PCS Inc. is a subsidiary of BAC.

     BAC is a telecommunications company that operates in a region stretching from Maine to Virginia. Its principal operating subsidiaries are: New York Telephone Company, Bell Atlantic-- New Jersey, Inc., Bell Atlantic -- Pennsylvania, Inc., New England Telephone and Telegraph Company, Bell Atlantic -- Maryland, Inc., Bell Atlantic -- Virginia, Inc., Bell Atlantic -- West Virginia, Inc., Bell Atlantic -- Delaware, Inc., Bell Atlantic -- Washington, D.C., Inc. and BAM. Subsidiaries of BAC are engaged in the businesses of providing domestic wireline telecommunications services through local telephone services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines, public telephones, customer premises equipment distribution,

Cusip No. 228227104                                                 Page 5 of 7

systems integration, billing and collections, and Internet access services; wireless telecommunications products and services to United States and foreign customers, including cellular mobile service; domestic and international publishing businesses, including print directories and Internet-based shopping guides, as well as website creation and hosting and other electronic commerce service; and international wireline telecommunications investments and lease financing and other businesses. The address of BAC's principal executive offices is 1095 Avenue of the Americas, New York, New York 10036 (Attention: Mr. P. Alan Bulliner). The names, business addresses and principal occupations of the executive officers and directors of BAC, all of whom are United States citizens, are set forth in Schedule IV hereto and are incorporated herein by reference.

     During the last five years, none of BAM, Bell Atlantic Mobile, Inc., Bell Atlantic Cellular Holdings, L.P., NYNEX PCS Inc. or BAC, and to the best knowledge of each of them, none of the persons listed in Schedules I, II and III has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

     On March 31, 1999, BAM acquired shared voting power with CCA Investment Corp. ("CCA"), a wholly owned subsidiary of the Corporation, and shared investment power with CCA over an aggregate of 15,597,783 shares of Common Stock of the Corporation (the "Contributed Shares"), when the Contributed Shares were contributed by CCA to Crown Atlantic Holding Company LLC, a Delaware limited liability company ("HoldCo"), pursuant to the terms of the Operating Agreement of HoldCo entered into as of March 31, 1999 by BAM and CCA (the "HoldCo Operating Agreement"). BAM's actual economic interest in the Contributed Shares is determined under the terms of the HoldCo Operating Agreement. A copy of the HoldCo Operating Agreement is filed as Exhibit 3 hereto and incorporated herein by reference.

     The HoldCo Operating Agreement was entered into in connection with the closing of the transactions contemplated by the Formation Agreement dated as of December 8, 1998, by and among BAM, CCA, the Corporation and certain transferring partnerships. The Formation Agreement and Amendment Number 1 to such Formation Agreement, are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are referred to herein collectively as the "Formation Agreement."

     Pursuant to the terms of the Formation Agreement, BAM and CCA formed a joint venture consisting of three limited liability companies (including HoldCo) to own and operate a significant portion of BAM's wireless communications towers. BAM and other transferring partnerships contributed certain of their respective wireless communications towers and other related assets (the "BAM Contributed Assets") to Crown Atlantic Company LLC, the operating subsidiary of the joint venture and CCA contributed the Contributed Shares and $200,000,000 in cash to HoldCo.

Item 4. Purpose of Transaction.

     BAM acquired shared voting and investment power over the Contributed Shares on March 31, 1999, when CCA contributed the Contributed Shares to HoldCo in connection with the formation of the joint venture contemplated by the Formation Agreement. Pursuant to the terms of the HoldCo Operating Agreement, the exercise of any voting rights with respect to the Contributed Shares requires the mutual consent of BAM and CCA, and, therefore, BAM shares voting power over the Contributed Shares with CCA. In the absence of the mutual consent of BAM and CCA as to the exercise of voting rights, the HoldCo Operating Agreement provides that the Contributed Shares will be voted on each matter submitted to a vote of the stockholders of the Corporation for and against such

Cusip No. 228227104                                                 Page 6 of 7


matter in the same proportion as the vote of all other shares entitled to vote on such matter are voted for and against such matter.

     Pursuant to the terms of the HoldCo Operating Agreement, (i) at any time after March 31, 2002, BAM may unilaterally elect to dissolve HoldCo by giving written notice of such election to CCA and (ii) at any time after March 31, 2003, CCA may unilaterally elect to dissolve HoldCo by giving written notice of such election to BAM. In the event of such election by BAM or CCA, the Contributed Shares, including all dividends payable in stock and distributions payable with respect to the Contributed Shares will be distributed to BAM, subject to the limitations set forth in Section 9.5 (a) (2) of the HoldCo Operating Agreement. BAM does not presently intend to elect the dissolution of HoldCo.

     Other than as disclosed in this Statement and except for enforcement by BAM of its rights under the HoldCo Operating Agreement and the Formation Agreement, none of BAM, Bell Atlantic Mobile, Inc., Bell Atlantic Cellular Holdings, L.P., NYNEX PCS Inc. or BAC, and to the best knowledge of each of them, none of the persons named in Schedules I, II and III hereto, presently has any plan or proposal which relate to, or might result in, any of the events described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     BAM is the beneficial owner of 15,597,783 shares of Common Stock of the Corporation. BAM has, together with CCA Investment Corp., shared voting power with respect to 15,597,783 shares of Common Stock, which constitutes approximately 16.4% of the Common Stock of the Corporation outstanding on March 15, 1999, and shared dispositive power with respect to 15,597,783 shares of Common Stock. BAM and BAC disclaim beneficial ownership of the Contributed Shares for all purposes other than Section 13 of the Securities Exchange Act of 1934, as amended.

     None of Bell Atlantic Mobile, Inc., Bell Atlantic Cellular Holdings, L.P., NYNEX PCS Inc. or BAC beneficially own any shares of Common Stock.


Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Formation Agreement

     BAM, CCA and certain other parties entered into the Formation Agreement on December 8, 1998, and amended the Formation Agreement with Amendment Number 1 dated March 31, 1999. The following description of certain provisions of the Formation Agreement is only a summary and does not purport to be complete. This description is qualified in its entirety by reference to (i) the complete text of the Formation Agreement, a copy of which is attached hereto as Exhibit 1 and
(ii) the complete text of Amendment Number 1, a copy of which is attached hereto as Exhibit 2.

     Pursuant to the terms of the Formation Agreement, the parties agreed to create a joint venture to own and manage a significant portion of BAM's wireless communications towers. BAM and certain transferring partnerships agreed to transfer the BAM Contributed Assets and the BAM Assumed Liabilities (as both terms are defined in the Formation Agreement) to Crown Atlantic Company LLC ("OpCo") in exchange for a membership interest in OpCo, and CCA agreed to transfer $50,000,000 in cash to OpCo in exchange for a membership interest in OpCo. BAM and CCA agreed to then transfer their respective interests in OpCo (other than a .001 interest to be retained by BAM) to Crown Atlantic Holding Sub LLC ("HoldCo Sub") in exchange for membership interests in HoldCo Sub. BAM and CCA agreed to then contribute to HoldCo their respective interests in HoldCo Sub, and CCA

Cusip No. 228227104                                                 Page 7 of 7


also agreed to contribute $200,000,000 in cash and the Contributed Shares to HoldCo, in exchange for membership interests in HoldCo.

     The closing of the transactions contemplated by the Formation Agreement took place on March 31, 1999.

     HoldCo Operating Agreement

     On March 31, 1999, BAM and CCA entered into the HoldCo Operating Agreement. The following description of certain provisions of the HoldCo Operating Agreement is only a summary and does not purport to be complete. This description is qualified in its entirety by reference to the complete text of the HoldCo Operating Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

     Pursuant to the terms of the HoldCo Operating Agreement, in exchange for membership interests in HoldCo, each of BAM and CCA contributed its respective interest in HoldCo Sub to HoldCo, and CCA contributed $200,000,000 in cash and the Contributed Shares to HoldCo. At the closing of the transactions contemplated by the Formation Agreement, CCA received a 61.47% interest in HoldCo and BAM received a 38.53% interest in HoldCo.

     Under the HoldCo Operating Agreement, BAM and CCA share voting power over the Contributed Shares, and pursuant to the terms of the HoldCo Operating Agreement, the exercise of any voting rights with respect to the Contributed Shares requires the mutual consent of BAM and CCA. In the absence of the mutual consent of BAM and CCA as to the exercise of voting rights, the HoldCo Operating Agreement provides that the Contributed Shares will be voted on each matter submitted to a vote of the stockholders of THE CORPORATION for and against such matter in the same proportion as the vote of all other shares entitled to vote on such matter are voted for and against such matter.

     Additionally, pursuant to the terms of the HoldCo Operating Agreement, (i) at any time after March 31, 2002, BAM may unilaterally elect to dissolve HoldCo by giving written notice of such election to CCA and (ii) at any time after March 31, 2003, CCA may unilaterally elect to dissolve HoldCo by giving written notice of such election to BAM. In the event of such election by either BAM or CCA, the Contributed Shares, including all dividends and distributions payable with respect to the Contributed Shares will be distributed to BAM, subject to the limitations set forth in Section 9.5 (a) (2) of the HoldCo Operating Agreement.


Item 7. Material to Be Filed as Exhibits.

     Exhibit 1. Formation Agreement dated as of December 8, 1998, by and among Cellco Partnership, a Delaware general partnership doing business as Bell Atlantic Mobile, Crown Castle International Corp., CCA Investment Corp. and certain Transferring Partnerships (excluding Annexes, Schedules and Exhibits).

     Exhibit 2. Amendment Number 1 to Formation Agreement dated as of March 31, 1999 by and among Cellco Partnership, a Delaware general partnership doing business as Bell Atlantic Mobile, Crown Castle International Corp., CCA Investment Corp. and certain Transferring Partnerships (excluding Annex I).

     Exhibit 3. Operating Agreement of Crown Atlantic Holding Company LLC entered into as of March 31, 1999 by Cellco Partnership, a Delaware general partnership doing business as Bell Atlantic Mobile, and CCA Investment Corp.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          CELLCO PARTNERSHIP, a Delaware general
                                            partnership

                                          By: Bell Atlantic Mobile, Inc., its
                                            managing general partner


                                          By:   /s/ David H. Benson
                                              ---------------------------------
                                                Name: David H. Benson
                                                Title:  Chief Financial Officer




Date:  April 8, 1999

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BELL ATLANTIC CORPORATION


                                          By:   /s/  P. Alan  Bulliner
                                              ---------------------------------
                                                Name: P. Alan Bulliner
                                                Title:   Vice President -
                                                         Corporate Secretary
                                                         and Counsel




Date:  April 8, 1999

                                   SCHEDULE I

                           Bell Atlantic Mobile, Inc.
                           --------------------------

                        Executive Officers and Directors

--------------------------------------------------------------- -------------------------------------------------------------

Name and Address                                                Position and Principal Occupation
--------------------------------------------------------------- -------------------------------------------------------------
William O. Albertini                                            Director of Bell Atlantic Mobile, Inc.
1717 Arch Street                                                Executive Vice President and Chief Financial Officer of
Philadelphia, Pennsylvania 19103                                Bell Atlantic Global Wireless, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Lawrence T. Babbio, Jr.                                         Director and Chairman of Bell Atlantic Mobile, Inc.
1095 Avenue of the Americas                                     President and Chief Operating Officer of Bell Atlantic
New York, New York 10036                                        Corporation
--------------------------------------------------------------- -------------------------------------------------------------

Dennis F. Strigl                                                Director of Bell Atlantic Mobile, Inc.
180 Washington Valley Road                                      President and Chief Executive Officer of Bell Atlantic
Bedminster, New Jersey 07921                                    Mobile, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

David H. Benson                                                 Vice President and Chief Financial Officer of Bell Atlantic
180 Washington Valley Road                                      Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Jeanne Kappel                                                   Vice President - Human Resources of Bell Atlantic Mobile,
180 Washington Valley Road                                      Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Richard J. Lynch                                                Executive Vice President and Chief Technical Officer of
180 Washington Valley Road                                      Bell Atlantic Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Charles Hand                                                    President - New York/New Jersey Region of Bell Atlantic
180 Washington Valley Road                                      Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

John Stratton                                                   President - Philadelphia Tri-State Region of Bell Atlantic
180 Washington Valley Road                                      Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

S.M. Tuller                                                     Vice President - Legal & External Affairs, General Counsel
180 Washington Valley Road                                      and Secretary of Bell Atlantic Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Debra Carroll                                                   Vice President - Marketing of Bell Atlantic Mobile, Inc.
180 Washington Valley Road
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Roger Gurnani                                                   Vice President and Chief Information Officer of Bell
180 Washington Valley Road                                      Atlantic Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Jack D. Plating                                                 Executive Vice President and Chief Operating Officer of
--------------------------------------------------------------- -------------------------------------------------------------

--------------------------------------------------------------- -------------------------------------------------------------
180 Washington Valley Road                                      Bell Atlantic Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Robert Stott                                                    President - New England/Upstate New York of Bell Atlantic
180 Washington Valley Road                                      Mobile, Inc.
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

Gary Schulman                                                   President Washington/Baltimore of Bell Atlantic Mobile, Inc.
180 Washington Valley Road
Bedminster, New Jersey 07921
--------------------------------------------------------------- -------------------------------------------------------------

* All of the above listed directors and officers are citizens of the United States.

                                   SCHEDULE II

                       Metro Mobile CTS of Charlotte, Inc.
                       -----------------------------------

                         Executive Officer and Directors

--------------------------------------------------------------- -------------------------------------------------------------

Name and Address                                                Position and Principal Occupation
--------------------------------------------------------------- -------------------------------------------------------------
Dennis F. Strigl                                                Director of Metro Mobile CTS of Charlotte, Inc.
1095 Avenue of the Americas                                     Chairman of the Board, President and Chief Executive
New York, New York 10036                                        Officer of Metro Mobile CTS of Charlotte, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Dermott O. Murphy                                               Director of Metro Mobile CTS of Charlotte, Inc.
1717 Arch Street                                                Executive Vice President of Metro Mobile CTS of Charlotte,
Philadelphia, Pennsylvania 19103                                Inc.
                                                                Vice President and Controller of Bell Atlantic Global
                                                                Wireless, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

John E. Chynoweth                                               Director of Metro Mobile CTS of  Charlotte, Inc.
1095 Avenue of the Americas                                     Vice President of Metro Mobile CTS of Charlotte, Inc.
New York, New York 10036                                        Executive Director of Bell Atlantic Global Wireless, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Brian W. Dudt                                                   Assistant Secretary of Metro Mobile CTS of Charlotte, Inc.
1717 Arch Street
Philadelphia, Pennsylvania 19103
--------------------------------------------------------------- -------------------------------------------------------------

Janet M. Garrity                                                Treasurer of Metro Mobile CTS of Charlotte, Inc.
3900 Washington Street                                          President and Treasurer of Bell Atlantic Network Funding,
Wilmington, Delaware 19802                                      Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Stephan B. Heimann                                              Vice President, General Counsel and Secretary of Metro
1717 Arch Street                                                Mobile CTS of Charlotte, Inc.
Philadelphia, Pennsylvania 19103                                Senior Attorney - Bell Atlantic Network Services, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Paul N. Kelly                                                   Assistant Treasurer of Metro Mobile CTS of Charlotte, Inc.
1717 Arch Street
Philadelphia, Pennsylvania 19103
--------------------------------------------------------------- -------------------------------------------------------------

Barbara E. Grafton                                              Assistant Secretary of Metro Mobile CTS of Charlotte, Inc.
1717 Arch Street
Philadelphia, Pennsylvania 19103
--------------------------------------------------------------- -------------------------------------------------------------

Patrick Dentico                                                 Assistant Treasurer (for tax purposes only) of Metro Mobile
1717 Arch Street                                                CTS of Charlotte, Inc.
Philadelphia, Pennsylvania 19103
--------------------------------------------------------------- -------------------------------------------------------------

* All of the above listed directors and officers are citizens of the United States.

                                  SCHEDULE III

                                 NYNEX PCS Inc.
                                 --------------

                        Executive Officers and Directors

--------------------------------------------------------------- -------------------------------------------------------------

Name and Address                                                Position and Principal Occupation
--------------------------------------------------------------- -------------------------------------------------------------

William O. Albertini                                            Director of NYNEX PCS Inc.
1717 Arch Street                                                Executive Vice President and Chief Financial Officer of
Philadelphia, Pennsylvania 19103                                NYNEX PCS Inc.
                                                                Executive Vice President and Chief Financial Officer of
                                                                Bell Atlantic Global Wireless, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Dermott O. Murphy                                               Director of NYNEX PCS Inc.
1717 Arch Street                                                Vice President and Comptroller of NYNEX PCS Inc.
Philadelphia, Pennsylvania 19103                                Vice President and Controller of Bell Atlantic Global
                                                                Wireless, Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Ellen C. Wolf                                                   Director of NYNEX PCS Inc.
1095 Avenue of the Americas                                     Vice President and Treasurer of Bell Atlantic Corporation
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Dennis F. Strigl                                                President and Chief Executive Officer of NYNEX PCS Inc.
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Thomas A. Bartlett                                              President of Bell Atlantic International Wireless and Bell
1095 Avenue of the Americas                                     Atlantic Global Wireless, Inc.
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

John E. Chynoweth                                               Secretary and Treasurer of NYNEX PCS Inc.
1095 Avenue of the Americas                                     Executive Director of Bell Atlantic Global Wireless, Inc.
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Janet M. Garrity                                                Assistant Treasurer of NYNEX PCS Inc.
3900 Washington Avenue                                          President and Treasurer of Bell Atlantic Network Funding,
Wilmington, Delaware 19802                                      Inc.
--------------------------------------------------------------- -------------------------------------------------------------

Paul N. Kelly                                                   Assistant Treasurer (for tax purposes only) of NYNEX PCS Inc.
1717 Arch Street
Philadelphia, Pennsylvania 19103
--------------------------------------------------------------- -------------------------------------------------------------

Richard Weiss                                                   Assistant Treasurer (for tax purposes only) of NYNEX PCS Inc.
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

* All of the above listed directors and officers are citizens of the United States.

                                   SCHEDULE IV

                            Bell Atlantic Corporation
                            -------------------------

                        Executive Officers and Directors

--------------------------------------------------------------- -------------------------------------------------------------

Name and Address                                                Position and Principal Occupation
--------------------------------------------------------------- -------------------------------------------------------------
Lawrence T. Babbio, Jr.                                         Director of Bell Atlantic Corporation
Bell Atlantic Corporation                                       President and Chief Operating Officer of Bell Atlantic
1095 Avenue of the Americas                                     Corporation
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Richard L. Carrion                                              Director of Bell Atlantic Corporation
Banco Popular de Puerto and Popular, Inc.                       Chairman, President and Chief Executive Officer of Banco
209 Munoz Rivera Avenue                                         Popular de Puerto Rico and Popular, Inc.
Hato Rey, Puerto Rico 00918
--------------------------------------------------------------- -------------------------------------------------------------

James G. Cullen                                                 Director, President and Chief Operating Officer of Bell
Bell Atlantic Corporation                                       Atlantic Corporation
1310 North Court House Road
Arlington, Virginia 22201
--------------------------------------------------------------- -------------------------------------------------------------

Lodewijk J. de Vink                                             Director of Bell Atlantic Corporation
Warner-Lambert Company                                          President and Chief Operating Officer of Warner-Lambert
201 Tabor Road                                                  Company
Morris Plains, New Jersey 07950
--------------------------------------------------------------- -------------------------------------------------------------

James H. Gilliam, Jr.                                           Director of Bell Atlantic Corporation
P.O. Box 2205                                                   Attorney and Consultant
Wilmington, Delaware 19899
--------------------------------------------------------------- -------------------------------------------------------------

Stanley P. Goldstein                                            Director of Bell Atlantic Corporation
CVS Corporation                                                 Chairman of the Board and Chief Executive Officer of CVS
One CVS Drive                                                   Corporation
Woonsocket, Rhode Island 02895
--------------------------------------------------------------- -------------------------------------------------------------

Helene L. Kaplan                                                Director of Bell Atlantic Corporation
Skadden, Arps, Slate, Meagher & Flom                            Of Counsel to Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York 10022
--------------------------------------------------------------- -------------------------------------------------------------

Thomas H. Kean                                                  Director of Bell Atlantic Corporation
Drew University                                                 President of Drew University
36 Madison Avenue
President's Office
Madison, New Jersey 07940-4005
--------------------------------------------------------------- -------------------------------------------------------------

Elizabeth T. Kennan                                             Director of Bell Atlantic Corporation
Bell Atlantic Corporation                                       President Emeritus of Mount Holyoke College
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

John F. Maypole                                                 Director of Bell Atlantic Corporation
--------------------------------------------------------------- -------------------------------------------------------------

--------------------------------------------------------------- -------------------------------------------------------------

Peach State Real Estate Holding Company                         Managing Partner of Peach State Real Estate Holding Company
P.O. Box 1223
Toccoa, Georgia 30577
--------------------------------------------------------------- -------------------------------------------------------------

Joseph Neubauer                                                 Director of Bell Atlantic Corporation
ARAMARK Corporation                                             Chairman and Chief Executive Officer of ARAMARK Corporation
1101 Market Street
31st Floor
Philadelphia, Pennsylvania  19107
--------------------------------------------------------------- -------------------------------------------------------------

Thomas H. O'Brien                                               Director of Bell Atlantic Corporation
PNC Bank Corp.                                                  Chairman and Chief Executive Officer of PNC Bank Corp.
Pittsburgh National Bank
249 5th Avenue - 30th Floor
Pittsburgh, Pennsylvania 15222
--------------------------------------------------------------- -------------------------------------------------------------

Eckhard Pfeiffer                                                Director of Bell Atlantic Corporation
Compaq Computer Corporation                                     President and Chief Executive Officer of Compaq Computer
20555 State Highway 249                                         Corporation
P.O. Box 692000 Ms110802
Houston, Texas 77269-2000
--------------------------------------------------------------- -------------------------------------------------------------

Hugh B. Price                                                   Director of Bell Atlantic Corporation
National Urban League, Inc.                                     President and Chief Executive Officer of the National Urban
120 Wall Street                                                 League, Inc.
8th Floor
New York, New York 10005
--------------------------------------------------------------- -------------------------------------------------------------

Rozanne L. Ridgway                                              Director of Bell Atlantic Corporation
Bell Atlantic Corporation                                       Former Assistant Secretary of State for Europe and Canada
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Frederic V. Salerno                                             Director of Bell Atlantic Corporation
Bell Atlantic Corporation                                       Senior Executive Vice President & Chief Financial
1095 Avenue of the Americas                                     Officer/Strategy & Business Development
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Ivan G. Seidenberg                                              Director of Bell Atlantic Corporation
Bell Atlantic Corporation                                       Chairman and Chief Executive Officer of Bell Atlantic
1095 Avenue of the Americas                                     Corporation
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Walter V. Shipley                                               Director of Bell Atlantic Corporation
The Chase Manhattan Corporation                                 Chairman of the Board and Chief Executive Officer of The
270 Park Avenue                                                 Chase Manhattan Corporation
New York, New York 10017-2070
--------------------------------------------------------------- -------------------------------------------------------------

John R. Stafford                                                Director of Bell Atlantic Corporation
American Home Products Corporation                              Chairman of the Board, President and Chief Executive
5 Giralda Farms                                                 Officer of American Home Products Corporation
Madison, New Jersey 07840
--------------------------------------------------------------- -------------------------------------------------------------

Morrison D. Webb                                                Director of Bell Atlantic Corporation
--------------------------------------------------------------- -------------------------------------------------------------

--------------------------------------------------------------- -------------------------------------------------------------


Bell Atlantic Corporation                                       Executive Vice President - External Affairs of Bell
1095 Avenue of the Americas                                     Atlantic Corporation
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Shirley Young                                                   Director of Bell Atlantic Corporation
General Motors Corporation                                      Vice President - China Strategic Development of General
400 Renaissance Center                                          Motors Corporation
Mail Code 482-D06-C16
Detroit, Michigan
48265-4000
--------------------------------------------------------------- -------------------------------------------------------------

Janet M. Garrity                                                Assistant Treasurer of Bell Atlantic Corporation
Bell Atlantic Corporation                                       President and Treasurer of Bell Atlantic Network Funding,
3900 Washington Avenue                                          Inc.
Wilmington, Delaware 19802
--------------------------------------------------------------- -------------------------------------------------------------

Jacquelyn B. Gates                                              Vice President-Ethics and Corporate Compliance of Bell
Bell Atlantic Corporation                                       Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Alexander H. Good                                               Executive Vice President, Strategy and Corporate
Bell Atlantic Corporation                                       Development of Bell Atlantic Corporation
1310 North Court House Road
Arlington, Virginia 22201
--------------------------------------------------------------- -------------------------------------------------------------

Paul N. Kelly                                                   Assistant Treasurer (for tax purposes only) of Bell
Bell Atlantic Corporation                                       Atlantic Corporation
1717 Arch Street
Philadelphia, Pennsylvania 19103
--------------------------------------------------------------- -------------------------------------------------------------

Ellen C. Wolf                                                   Vice President and Treasurer of Bell Atlantic Corporation
Bell Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

James R. Young                                                  Executive Vice President and General Counsel of Bell
Bell Atlantic Corporation                                       Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Doreen A. Toben                                                 Vice President and Controller of Bell Atlantic Corporation
Bell Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

P. A. Bulliner                                                  Associate General Counsel and Corporate Secretary of Bell
Bell Atlantic Corporation                                       Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Sarah B. Deutsch                                                Assistant Secretary (for Intellectual Property matters) of
Bell Atlantic Corporation                                       Bell Atlantic Corporation
1310 North Court House Road
Arlington, Virginia 22201
--------------------------------------------------------------- -------------------------------------------------------------

--------------------------------------------------------------- -------------------------------------------------------------

Robert W. Erb                                                   Assistant Secretary of Bell Atlantic Corporation
Bell Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Barbara E. Grafton                                              Assistant Secretary of Bell Atlantic Corporation
Bell Atlantic Corporation
1717 Arch Street
Philadelphia, Pennsylvania 19103
--------------------------------------------------------------- -------------------------------------------------------------

Darlene D. Kleiner                                              Assistant Secretary of Bell Atlantic Corporation
Bell Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Patrick F. Mulhearn                                             Vice President - Corporate Communications of Bell Atlantic
Bell Atlantic Corporation                                       Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Donald J. Sacco                                                 Executive Vice President - Human Resources of Bell Atlantic
Bell Atlantic Corporation                                       Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

Thomas J. Tauke                                                 Senior Vice President - Government Relations of Bell
1300 I Street, N.W.                                             Atlantic Corporation
Washington, D.C. 20005
--------------------------------------------------------------- -------------------------------------------------------------

Chester N. Watson                                               Vice President - Internal Auditing of Bell Atlantic
Bell Atlantic Corporation                                       Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

William J. Huntley                                              Assistant Treasurer (for tax purposes only) of Bell
Bell Atlantic Corporation                                       Atlantic Corporation
1095 Avenue of the Americas
New York, New York 10036
--------------------------------------------------------------- -------------------------------------------------------------

* With the exception of Eckhard Pfeiffer, who is a citizen of Germany, all of the above listed directors and officers are citizens of the United States.